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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8 )*

Technical Olympic USA, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
878483106
(CUSIP Number)
Randy L. Kotler
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	878483106	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: Technical Olympic S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Greece

	7	SOLE VOTING POWER:

NUMBER OF		39,899,975 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,749,975 shares

WITH	10	SHARED DISPOSITIVE POWER:

9,150,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,899,975 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

67.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 878483106	13D	Page 3 of 7 Pages
     This Amendment No. 8 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003, November 13, 2003, December 16, 2003, November 4, 2004, September 21, 2005 and June 16, 2006, by providing the additional information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is hereby amended in its entirety to read as follows:
(a) Name of Person Filing this Statement: Technical Olympic S.A. (the “Reporting Person”) is publicly traded on the Athens Stock Exchange and Mr. Konstantinos Stengos owns more than 5% of its outstanding stock.
(b) Business Address of Reporting Person:
Technical Olympic S.A.
20 Solomou Street
Ano Kalamaki
Athens, Greece 17456
(c) Technical Olympic S.A. is a holding company and is engaged indirectly through its various subsidiaries principally in infrastructure and real estate development in Greece and other European countries and, indirectly through the Issuer, in the United States.
(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws except in March 2005, Mr. Konstantinos Stengos was found by a Court of Misdemeanors in Athens, Greece, to have violated certain Greek laws relating to a 1999 sale of certain shares of Technical Olympic S.A. Mr. Konstantinos Stengos appealed the ruling and in September 2006 the appeals court acquitted Mr. Stengos of all such charges.
(f) Citizenship of Reporting Person: Greece.
Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Technical Olympic S.A. is set forth on Schedule A attached hereto.

CUSIP No. 878483106	13D	Page 4 of 7 Pages
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended to amend and restate the information concerning the Reporting Person’s Pledge Agreement dated June 16, 2006 in favor or Alpha Bank S.A. as follows:
     The Reporting Person entered into a Pledge Agreement dated June 16, 2006, (the “Agreement”) in favor of Alpha Bank S.A. (“Alpha”), a credit institution established and operating under the laws of Greece, in order to induce certain bond holders to extend credit to the Reporting Person and to induce Alpha to act as representative for the bond holders in connection with a €20,000,000 bond issue by the Reporting Person (the “Bond Loan Plan”). Pursuant to the Agreement, the Reporting Person initially pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 5,500,000 shares of Common Stock (the “Initial Pledged Shares”). On October 5, 2006, pursuant to the terms of the Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to an additional 2,400,000 shares of Common Stock (collectively with the Initial Pledged Shares, the “Shares”).
     Prior to the declaration of an event of default under the Agreement, the Reporting Person shall be entitled to vote or consent with respect to the Shares in any manner not inconsistent with the Agreement or any instrument delivered pursuant to or in connection with the Agreement. Upon a declaration of default, Alpha has the right to vote or consent with respect to the Shares and the right to the dispose of the Shares. Pursuant to the Agreement, the Reporting Person granted to Alpha an irrevocable proxy to vote the Shares, which proxy shall be effective upon the occurrence of an event of default under the Agreement. The Agreement will continue in full force and effect until all of the obligations of the Reporting Person to the bond holders arising under the Bond Loan Plan or other documents delivered pursuant thereto have been paid in full or otherwise satisfied.

CUSIP No. 878483106	13D	Page 5 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 2006	TECHNICAL OLYMPIC S.A.
	By:	/s/ Konstantinos Stengos
		Name:	Konstantinos Stengos
		Title:	President

CUSIP No. 878483106	13D	Page 6 of 7 Pages
SCHEDULE A
Board of Directors and Executive Officers of Technical Olympic S.A.

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship
Konstantinos Stengos	Chairman of the Board and President of	Greece
20 Solomou Street	Technical Olympic S.A.
Ano Kalamaki, Athens, Greece 17456
Chairman of the Board and President

Andreas Stengos	Executive Vice Chairman and General	Greece
20 Solomou Street	Manager of Technical Olympic S.A.
Ano Kalamaki, Athens, Greece 17456
Executive Vice Chairman and General
Manager

Zoi Stengou	Director of Technical Olympic S.A.	Greece
20 Solomou Street
Ano Kalamaki, Athens, Greece 17456
Representative

George Stengos	Managing Director of Technical Olympic S.A.	Greece
20 Solomou Street
Ano Kalamaki, Athens, Greece 17456
Managing Director

Marianna Stengou	Director (Non-executive)	Greece
20 Solomou Street	of Technical Olympic S.A.
Ano Kalamaki, Athens, Greece 17456
Director and Manager — Human
Resources and MIS

Konstantinos Rizopoulos	Director and Chief Financial Officer of	Greece
20 Solomou Street	Technical Olympic S.A.
Ano Kalamaki, Athens, Greece 17456
Director and Chief Financial Officer

Nikolaos Stathakis	Director and Manager — Business	Greece
20 Solomou Street	Development of Technical Olympic S.A.
Ano Kalamaki, Athens, Greece 17456
Director and Manager — Business Development

Styliani Stengou	Director (Non-executive) of Technical	Greece
20 Solomou Street	Olympic S.A.
Ano Kalamaki, Athens,
Greece 17456
Director (Non-executive)

Elias Koukoutsis	Director of Technical	Greece
20 Solomou Street	Olympic S.A.
Ano Kalamaki, Athens,
Greece 17456
Director (Non-executive)

CUSIP No. 878483106	13D	Page 7 of 7 Pages

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship
Athanassios Klapadakis	Independent Director (Non-executive) of	Greece
20 Solomou Street	Technical Olympic S.A.
Ano Kalamaki, Athens,
Greece 17456
Independent Director
(Non-executive)

Alexandros Papaioannou	Independent Director (Non-executive) of	Greece
20 Solomou Street	Technical Olympic S.A.
Ano Kalamaki, Athens,
Greece 17456
Independent Director
(Non-executive)

Maria Svoli	Director of Technical Olympic S.A.	Greece
20 Solomou Street
Ano Kalamaki, Athens,
Greece 17456
Director
     None of the persons identified in this Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     None of the persons identified in this Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.